UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5700 Tennyson Parkway
Suite 100
Plano, Texas 75024

Report of Independent Registered Public Accounting Firm

Trustees of Rent-A-Center, Inc.
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

GRANT THORNTON LLP

Dallas, Texas
June 5, 2006

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2005	2004
Investments, at fair value		
Participant directed investments	$72,518,794	$71,622,455
Loans to participants	6,670,873	5,734,974
	79,189,667	77,357,429
Cash	562,062	670,361
Receivables		
Participants' contributions	200,133	-
Employer contributions	80,128	-
	280,261	-
Total assets	80,031,990	78,027,790
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$80,031,990	$78,027,790

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2005	2004
Additions (deductions) to net assets attributed to:		
Investment income	$ 4,402,923	$ 4,017,970
Net appreciation (depreciation) in fair value of investments	(3,682,008)	1,698,620
	720,915	5,716,590
Contributions		
Participants'	12,102,279	11,828,634
Employer	4,352,918	4,118,985
	16,455,197	15,947,619
Transfers from qualified plans	104,537	2,906,237
Total additions	17,280,649	24,570,446
Deductions from net assets attributed to:		
Benefits paid to participants	14,558,026	12,582,021
Administrative expense	718,423	636,741
Total deductions	15,276,449	13,218,762
Net increase	2,004,200	11,351,684
Net assets available for benefits		
Beginning of year	78,027,790	66,676,106
End of year	$80,031,990	$78,027,790

The accompanying notes are an integral part of these statements.

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (the Company) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

As of August 2, 2004, the Rent Rite Inc. 401(k) Retirement Savings Plan merged into the Plan. Net assets transferred to the Plan totaled $999,636 and consisted of $924,840 of cash and $74,296 of participant loans. As of October 1, 2004, the Rainbow Rentals, Inc. 401(k) Profit Sharing Plan merged into the Plan. Net assets transferred to the Plan totaled $1,906,601 and consisted of $1,879,123 of cash and $22,478 of participant loans.

Contributions

The Plan permits participants to defer up to 50% of their annual compensation as contributions to the Plan. These deferrals are not to exceed $14,000, (plus a $4,000 catch-up deferral for employees over 50 years of age) and $13,000 (plus a $3,000 catch-up deferral for employees over 50 years of age) for 2005 and 2004, respectively, of their annual compensation. The Company may make matching contributions on a discretionary basis. The Company made matching contributions of the participants' contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary deferral contributions in 2005 and 2004. The matching contributions cannot exceed 2% of each employee's compensation.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in matching and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five years or more of service as defined by the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Investment Options

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options:

American Century Equity Income Funds
American Century Ultra Fund
Intrust Bank N.A. - American Independence International Multimanager Stock Fund
Intrust Bank N.A. - American Independence Stock Fund
Federated Funds - Max Cap Index Fund
Franklin Funds - Small Mid Cap Growth
Intrust Bank, N.A. - American Independence NestEgg Capital Appreciation
Intrust Bank, N.A. - American Independence NestEgg 2010
Intrust Bank, N.A. - American Independence NestEgg 2020
Intrust Bank, N.A. - American Independence NestEgg 2030
Intrust Bank, N.A. - American Independence NestEgg 2040
PIMCO Fund - Total Return Fund
Royce Fund - Low Priced Stock Fund
Vanguard Fund - Explorer Fund
American Beacon Funds Small Cap Value Fund
Goldman Sachs Trust Mid Cap Value Fund
Intrust Bank, N.A. - American Independence Money Market

Participants may change their investment options at any time.

Forfeitures

Upon termination a participant's unvested account balance forfeits to the Plan to be used as an offset of employer contributions or to reduce Plan expenses. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $243,000 and $266,000 for the years ended December 31, 2005 and 2004, respectively. Forfeitures reduced administrative expenses by approximately $718,000 and $636,000 during the years ended December 31, 2005 and 2004, respectively and reduced employer matching contributions by approximately $444,000 and $460,000 during the years ended December 31, 2005 and 2004 respectively.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Benefits

Upon retirement, death, disability, or termination of employment, a participant (or the participant's beneficiary, if applicable) may elect to receive either (i) a lump sum amount or (ii) an alternative form of payment, as specified in the Plan. The Plan allows participants to make hardship withdrawals, subject to certain limitations, as defined.

Loans to Participants

Participants may, by written application, be granted loans from the Plan secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balances; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 4.0% to 9.5%. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with their agreement, the Plan Sponsor pays administrative expenses to the Trustee for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration. Administrative expenses were paid by the Plan Sponsor through forfeitures in the amounts of approximately $718,000 and $636,000 for the years ended December 31, 2005 and 2004, respectively.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Investment income consists of interest and dividends. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by IntrustBank, N.A and Rent-A-Center, Inc. common stock. IntrustBank, N.A. is the trustee as defined by the Plan and Rent-A-Center, Inc. is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $119,500 and $110,000 for the years ended December 31, 2005 and 2004, respectively.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 9, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D - RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

NOTE E - INVESTMENTS

The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31,	
	2005	2004
Investments at fair value as determined by quoted market price		
American Century Fund - Equity Income	$ 1,601,007	$ 1,263,175
American Century Fund - Ultra Fund	6,394,927*	6,921,599*
Intrust Bank, N.A. - American Independence International Multimanager Stock Fund	8,468,088*	8,417,417*
Intrust Bank, N.A. - American Independence Stock Fund	10,405,054*	10,175,943*
Federated Fund - Max Cap Index Fund	3,707,207	3,711,208
Franklin Fund - Small Mid Cap Growth	6,363,529*	6,288,570*
Intrust Bank, N.A. - American Independence NestEgg Capital Appreciation	353,572	314,781
Intrust Bank, N.A. - American Independence NestEgg 2010	658,312	585,973
Intrust Bank, N.A. - American Independence NestEgg 2020	2,578,972	2,477,628
Intrust Bank, N.A. - American Independence NestEgg 2030	1,524,103	1,463,779
Intrust Bank, N.A. - American Independence NestEgg 2040	1,645,199	1,503,274
PIMCO Fund - Total Return Fund	4,936,518*	5,034,300*
Royce Fund - Low Priced Stock Fund	2,368,186	2,606,935
Vanguard Fund - Explorer Fund	2,066,747	1,841,052
American Beacon Small Cap Value Fund	1,001,627	-
Goldman Sachs Trust Mid Cap Value Fund	2,228,573	-
Rent-A-Center, Inc. Common Stock	8,632,807*	12,189,046*
	64,934,428	64,794,680
Intrust Bank, N.A. - American Independence Money Market	7,584,366*	6,827,775 *
Participant loans	6,670,873*	5,734,974*
	$79,189,667	$77,357,429

*Represents 5 percent or more of the Plan's net assets.

NOTE E - INVESTMENTS - Continued

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $(3,682,008) and $1,698,620 during 2005 and 2004, respectively.

	For the year ended December 31,	
	2005	2004
Mutual Funds	$ (903,072)	$ 4,157,568
Rent-A-Center, Inc. Common Stock	(2,778,936)	(2,458,948)
	$ (3,682,008)	$ 1,698,620

NOTE F – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2005	2004
Net assets available for benefits per the financial statements	$80,031,990	$78,027,790
Amounts allocated to withdrawing participants	(206,235)	(293,691)
Net assets available for benefits per the Form 5500	$79,825,755	$77,734,099

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

	2005
Net increase in net assets available for benefits per the financial statements	$2,004,200
Amounts allocated to withdrawing participants at December 31	87,456
Net increase in net assets available for benefits per the Form 5500	$2,091,656

SUPPLEMENTAL SCHEDULE

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

EIN: 45-0491516
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(d) Current value
	Collective Investment Funds:		
	American Century Funds	Equity Income Fund	$ 1,601,007
	American Century Funds	Ultra Fund	6,394,927
*	Intrust Bank, N.A.	American Independence International Multimanager Stock Fund	8,468,088
*	Intrust Bank, N.A.	American Independence Stock Fund	10,405,054
	Federated Funds	Max Cap Index Fund	3,707,207
	Franklin Funds	Small Cap Growth	6,363,529
*	Intrust Bank, N.A.	American Independence NestEgg Capital Appreciation	353,572
*	Intrust Bank, N.A.	American Independence NestEgg 2010	658,312
*	Intrust Bank, N.A.	American Independence NestEgg 2020	2,578,972
*	Intrust Bank, N.A.	American Independence NestEgg 2030	1,524,103
*	Intrust Bank, N.A.	American Independence NestEgg 2040	1,645,199
	PIMCO Funds	Total Return Fund	4,936,518
	Royce Funds	Low Priced Stock Fund	2,368,186
	Vanguard Funds	Explorer Fund	2,066,747
	American Beacon	Small Cap Value Fund	1,001,627
	Goldman Sachs	Trust Mid Cap Value Fund	2,228,573
*	Rent-A-Center, Inc.	Company Stock	8,632,807
*	Intrust Bank, N.A.	American Independence Money Market	7,584,366
*	Participant loans	Participant loans, interest rates ranging from 4.0% to 9.5%	6,670,873
	Total		$79,189,667

* Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By RENT-A-CENTER, INC.
Plan Administrator

Date: June 27, 2006

By: /s/ Mark E. Speese
Mark E. Speese
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated June 5, 2006, accompanying the Rent-A-Center, Inc. 401(k) Retirement Savings Plan financial statements and included on Form 11-K for the year ended December 31, 2005. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-32296).

GRANT THORNTON LLP

Dallas, Texas
June 5, 2006